

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 19, 2007

Ms. Joanne Freeze
President and CEO
Candente Resource Corp.
#200 – 905 West Pender Street
Vancouver, British Columbia, Canada V6C 1L6

>   **Re: Candente Resource Corp.**
>   **Form 20-F/A for the Fiscal Year Ended December 31, 2006**
>   **Filed October 31, 2007**
>   **File No. 000-31218**
>   **Response Letter Furnished October 31, 2007**

Dear Ms. Freeze:

        We have reviewed your Form 20-F/A for the Fiscal Year Ended December 31, 2006 and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   In your next response letter to us, please provide the acknowledgements requested at the end of our comment letter.

Engineering Comments

2.   We note your disclosure added in response to comment 8 of our letter dated September 20, 2007, in which you addressed the distinction between measured, indicated, and inferred resources based on the distance of your composite from your drill holes, but you do not document your cutoff grade estimate. You state a cutoff grade of 0.30 % Copper based on your resource estimate tables. Please clarify if the disclosure of percent copper represents total copper or other oxidation state. Those resources below economic cutoff grade must be removed from the filing. This particular grade may have been selected using an estimated copper price based on the historical three year price average for the revenue source, mining and metallurgical recoveries based on a proposed mining and processing plan, and operating costs based similar sized operations in the country. Please disclose your cutoff grade and the associated calculation parameters within your filing.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant